Filed by HNC Software Inc. pursuant
to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: HNC Software Inc.
Commission File No. 000-26146

Date: May 10, 2002

     This filing relates to the proposed merger between Northstar Acquisition Inc., a wholly-owned subsidiary of Fair, Isaac and Company, Incorporated, and HNC Software Inc., pursuant to an Agreement and Plan of Merger, dated as of April 28, 2002. The Agreement and Plan of Merger was filed by HNC under cover of Form 8-K on April 30, 2002 and is incorporated by reference into this filing.

     This filing contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of future product offerings, expected synergies, timing of closing, execution of integration plans and increases in shareholder value as a result of the merger, are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies, or achieve planned synergies; and other risks that are described from time to time in Fair, Isaac’s SEC reports (including but not limited to its annual report on Form 10-K for the year ended September 30, 2001, and subsequently filed reports); and other risks that are described from time to time in HNC’s SEC reports (including but not limited to its annual report on Form 10-K for the year ended December 31, 2001, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Fair, Isaac’s and HNC’s results could differ materially from Fair, Isaac’s and HNC’s expectations in these statements. Fair, Isaac and HNC assume no obligation and do not intend to update these forward-looking statements.

     Fair, Isaac and HNC intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the merger. The joint proxy statement/prospectus will be mailed to the stockholders of Fair, Isaac and HNC. Before making any voting or investment decision with respect to the merger, investors and stockholders of Fair, Isaac and HNC are urged

to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Fair, Isaac, HNC and the merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Fair, Isaac and HNC with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and stockholders of Fair, Isaac may obtain free copies of the documents filed with the SEC by Fair, Isaac by contacting Fair, Isaac Investor Relations, 200 Smith Ranch Road, San Rafael, CA 94903-5551, 415-492-5309. Investors and stockholders of HNC may obtain free copies of documents filed with the SEC by HNC by contacting HNC Investor Relations, 5935 Cornerstone Court West, San Diego, CA 92121, 858-546-8877.

     Fair, Isaac, HNC and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Fair, Isaac and HNC in favor of the merger. Information concerning the interests of Fair, Isaac’s executive officers and directors in the merger, including their ownership of Fair, Isaac common stock, is contained in its Proxy Statement for its Annual Meeting of Stockholders held on February 5, 2002 and will be contained in the joint proxy statement/prospectus when it becomes available. Information concerning the interests of HNC’s executive officers and directors in the merger, including their ownership of HNC common stock, is contained in its Proxy Statement for its Annual Meeting of Stockholders to be held on May 28, 2002 and will be contained in the joint proxy statement/prospectus when it becomes available. Copies of such Proxy Statements may be obtained without charge at the SEC’s web site at www.sec.gov.

* * *

     Following are the materials that Fair Isaac and HNC presented at Analyst Day held on May 9, 2002:

critical action | advanced science™

HNC/Fair, Isaac Investor Briefing

May 9, 2002

Forward Statements

This presentation contains forward-looking statements regarding the company and its business financial conditions, results of operations and prospects. Although forward-looking statements in this presentation reflect the good faith judgment of the company's management, such statements can only be based on facts and factors currently known by the company.Consequently, forward-looking statements are inherently subject to risks, uncertainties and actual results may differ materially from results discussed in the forward-looking statements.

Agenda

» Welcome
» HNC Software overview
» Fair, Isaac & Co overview
» Break
» Combined company overview
» Q & A
» Reception

Presenters

- John Mutch CEO, HNC Software
- Tom Grudnowski CEO, Fair, Isaac & Company
- Ken Saunders CFO, HNC Software
- Larry Rosenberger VP, Analytics R & D, Fair, Isaac & Company
- Mark Pautsch Executive VP / CIO
- Michael Chiappetta EVP, Analytics, HNC Software
- Charles Nicholls EVP, Software Products, HNC Software

Agenda

- » Welcome
- » **HNC Software overview**
- » Fair, Isaac & Co overview
- » Break
- » Combined company overview
- » Q & A
- » Reception

HNC is a leader in *Enterprise Analytics* providing:

- Sophisticated analytics and decisioning point solutions, applications, modeling
- Decisioning software that:
  - Enables our customers to deploy analytics and decisioning solutions across functional areas

The Problems We Solve


Acquire Customers
Manage Customers
Retain Customers
Service Customers
Opportunity Suite
Risk Suite
Efficiency Suite
Critical Action Platform

Market Size



25% CAGR
Analytic Apps
$7.1 B
Enterprise
Information Portals (EIP)
$2.8 B
$28 Billion
Data Management
$6.0 B
Business Intelligence/
Decision Support
$12.1 B

Source: IDC, AMR Research, Gartner Note: Estimated market size in 2004

Our Advanced Science

Analytic Models

To Predict

Free Text Analysis

To Source

Decision Support Tools

To Evaluate

Customer Profiles

To Track

Optimization Framework

To Optimize

Rules Management Technology

To Act

Domain Expertise Combined With Advanced Science


Unstructured and Structured Data
Advanced Science
DECISION MANAGEMENT
TEXT COMPREHENSION
ANALYTIC MODELS
RULES MANAGEMENT
CONSTRAINED OPTIMIZATION
HNC CRITICAL ACTION SOFTWARE
Domain Expertise
Banking, Insurance and Telco
Critical Action
Minimize Risk
Improve Customer Experience
Drive Incremental Revenue

HNC Gets Results

CUSTOMER	OBJECTIVE	RESULT
Sprint	Decrease cost of subscription fraud	The most recent study using HNC's predictive technology indicates the potential to reduce annual early life losses by 50%.
Fireman's Fund	Increase profitability by lowering cost	Fireman's Fund has saved $78 million or $12 for every $1 invested.
CIBC, Desjardins, VISA Desjardins, TD	Reduce Account Fraud	HNC helped Canadian issuers reduce fraud across the industry by 25% within two years.

Insurance Customers

Fireman's Fund® A company of the Allianz Group	Travelers Property Casualty A member of citigroup	Kemper. Insurance Companies

9 of the 10 Largest Insurance Carriers
16 of 29 State Workers' Compensation Funds

Financial Services Customers

CHASE	Bank of America	BARCLAYS
CIBC	SUMITOMO	SEARS

23 of Top 25 Credit Card Issuers in US
20 of Top 25 Worldwide

Telecommunications Customers

Over 80 Wire Line and Wireless Communications Service Providers

Competitive Landscape


Mission Critical
Customer Transactions
Low Importance
manugistics
ILOG
PeopleSoft
ORACLE
SIEBEL
E.PIPHANY
sas
Hyperion
ACXIOM
Fair Isaac
ams
Marketswitch
experian
Lightbridge
hnc software
ADP
Data
Analytics
Decisioning
Action
Decision Management

Growth Strategy

1. Product Focus
   - Introduction of Enterprise Analytics – Critical Action Platform
   - Cross-sell Products to Existing Customers
   - Create New Products

2. Market Focus
   - Global Expansion
   - Strategic Partners & Channels

3. Corporate Development
   - Acquisitions

What is Critical Action Platform (CAP)

» A common IT architecture that enables customers to enjoy easier integration and interoperability of analytical and decisioning capabilities across functional areas and verticals

Benefits Derived from CAP

Customer Benefits

- Deploys multiple analytics and decision support products across all business functions
- Greater and higher ROIs
- Lower upfront and ongoing maintenance costs

HNC Benefits

- Lower upfront installation and maintenance costs
- Faster development cycle lowers R&D costs

Product Suites —
Enterprise Analytics on Critical Action Platform


Opportunity Suite
Prospect
Price
Retain
Cross-Sell
Risk Suite
Compliance
Collect
Credit Risk
Underwrite
Fraud
Efficiency Suite
Connectivity
Handle/Decision
Transact/Process
Billing/Mediate
CRITICAL ACTION PLATFORM
OPTIMIZATION
MODEL DEPLOYMENT
RULES MANAGEMENT

Low Product Penetration within Customer Base


2+ products
4%
2 products
13%
83%
1 product

Without CAP– Longer Installation & Follow On Sales Cycle


Cumulative Revenue
$7.3 Million
$5.9 Million
$4.1 Million
$.5 Million
With CAP
Opportunity Suite
Capstone
eFalcon
Falcon
Sales Process
1997
2000
2001

SEARS

Cross Sell to Existing Customers

SEARS	HNC Fraud Manager	HNC Falcon Fraud Manager	HNC Decision Manager
ANZ	HNC Fraud Manager	HNC Risk Manager	HNC Decision Manager
Capital One	HNC Fraud Manager	HNC Decision Manager	Blaze
citigroup	HNC Fraud Manager	HNC Decision Manager	
Direct Merchants	HNC Fraud Manager	HNC Profit Manager	HNC Decision Manager

Expanding New Products & Entering New Markets

- Travel & Leisure Industry
- Partner – PROS Revenue Management
- Risk Suite – Fraud Manager
- Solution –A single, standard, predictive risk assessment system across airlines
- Market Opportunity - $50m/ yr Recurring Domestically

Growth Strategy

1. Product Focus
   - Introduction of Enterprise Analytics – Critical Action Platform
   - Cross-sell Products to Existing Customers
   - Create New Products

2. Market Focus
   - Global Expansion
   - Strategic Partners & Channels

3. Corporate Development
   - Acquisitions

Global Expansion

North America
New Verticals

EMEA
Telecommunications
Financial Service
Decision Management

Asia Pacific
Telecommunications
Financial Service
Decision Management

Latin America
Telecommunications
Financial Services
Decision Management



HNC's Partnerships and Alliances

IBM
SIEBEL
INFORMATICA
PROS REVENUE MANAGEMENT
EQUIFAX Changing the Shape of Global Commerce
DATACASH
VISA DEBIT PROCESSING SERVICE
FIRST DATA CORP.
FIRST DATA RESOURCES
ReD retail decisions
experian
EDS
TSYS
MasterCard
VeriSign
TRANS UNION Solutions From The Company That Listens
Sun microsystems
hp invent
Sema
PORTAL Real Time No Limits
Net profits. xacct
WebMD
accenture
Authorize.Net™ Where the world does business on the Web

Growth Strategy

1. Product Focus
   - Introduction of Enterprise Analytics – Critical Action Platform
   - Cross-sell Products to Existing Customers
   - Create New Products

2. Market Focus
   - Global Expansion
   - Strategic Partners & Channels

3. Corporate Development
   - Acquisitions

Product Suites —
Enterprise Solutions on Critical Action Platform


Opportunity Suite
Prospect
Price
Retain
Cross-Sell
Risk Suite
Compliance
Collect
Credit Risk
Underwrite
Fraud
Efficiency Suite
Connectivity
Handle/Decision
Transact/Process
Billing/Mediate
CRITICAL ACTION PLATFORM
Virdix
OPTIMIZATION
MODEL DEPLOYMENT
RULES MANAGEMENT
Blaze

Agenda

- » Welcome
- » HNC Software overview
- » Fair, Isaac & Co overview
- » Break
- » Combined company overview
- » Q & A
- » Reception

FairIsaac®

“Intuition becomes increasingly valuable in the new information society precisely because there is so much data”

—John Naisbitt

Fair, Isaac is the preeminent provider of creative analytics that unlock value for people, businesses and industries.

Creative analytics are the fuel that power our clients' strategies

FairIsaac



Grow Market Share 50%



Grow Customer Value 20%



Reduce Losses 30%



Increase Profitability 25%

For us, unlocking value isn't a new concept



REVENUES ($M)
300
200
100
1950
1960
1970
1980
1990
2000
2001
Predictive Analytics
First Automated Credit App. Processing
Credit Bureau Risk Scores
TRIAD Adaptive Control
IPO
DynaMark Acquisition
FICO Scores in Mortgage
MyFICO
Strategy Science

We advance strategies millions of times a day—every day



Retail
Mortgage
Credit
Insurance
Consumers
Telecommunications

14 Billion Decisions a Year

FairIsaac

Not surprisingly, the world's leading financial institutions rely on us

Banamex

GMAC Commercial Mortgage

BARCLAYS

UNIBANCO

Fleet

BBVA Bancomer

MBNA CORPORATION

Itaú Seguros

Bank of America.

CHASE

Deutsche Bank

HSBC

E*TRADE FINANCIAL

SAMSUNG DIGITall everyone's invited

ROYAL BANK FINANCIAL GROUP

SMBC SUMITOMO MITSUI BANKING CORPORATION

united california bank

...and that's just for starters

BEST BUY.COM
Dillards.com
Microsoft
Banamex
MARKS & SPENCER
GMAC Commercial Mortgage
AAA Mid-Atlantic
BARCLAYS
UNIBANCO
WORLDCOM
Fleet
BBVA Bancomer
MBNA CORPORATION
Itaú Seguros
Sprint
Bank of America
Bell
CHASE
Deutsche Bank
STATE FARM INSURANCE
E*TRADE FINANCIAL
HSBC
SAMSUNG DIGITall everyone's invited
verizon
ROYAL BANK FINANCIAL GROUP
united california bank
neckermann
SMBC SUMITOMO MITSUI BANKING CORPORATION
Enterprise rent-a-car
Bristol-Myers Squibb Company
TOWER RECORDS
the Picture people Changing the face of portraits. Forever. A HALLMARK COMPANY
PROGRESSIVE

Huge New Markets for Analytics and Decision Management Solutions


CRM
Market Size: $8B
Analytics
Market Size: $2B
Processors
Market Size: $20B
FairIsaac.
Consulting
Market Size: $21B
Data
Market Size: $9B

Source: Gartner, IDC and Wall Street estimates, 2001 US markets

Better decisions come from better strategies—that's where we work


ANALYTICS
DATA
Strategy
Development
Strategy
Deployment
Customer Interaction
& Strategy Execution
SOFTWARE

Welcome—
to the technology free-for-all

FairIsaac

Multi-dimensional Trade-off Assessment

Application Independent Decision Engines

Predictive Models or "Scores"

Custom Development for Every Decision Type

Customer Interaction & Strategy Execution

Decision Management Application Software

LIST PROCESSING

Profiling & Segmentation

Indexed Files

PROSPECT DATABASE

Strategy Deployment

“Out of intense complexities, intense simplicities emerge”

—Winston Churchill

We have introduced a new concept—the Enterprise Strategy Machine



STRATEGY SCIENCE
STRATEGY DATA NETWORK
STRATEGY SOFTWARE

Enterprise Strategy Architecture


Expert and Analyst Judgment
Customer Data
Enterprise Data Store
Strategy Data Network
Strategy Science
New Strategy
Business Operations
Strategy Software
Outcome
Customer Interaction
Customer

The Enterprise Strategy Machine represents actionable integration

- Solutions which systematically integrate
  - disparate data sources
  - predictive and decision modeling
  - operational decision-making engines
- A cohesive solution for automating and improving prospect and customer management strategies

The Enterprise Strategy Machine is a revolution born of three evolutions

- **Analytic Technology**
  - From profiling and segmenting to Strategy Science
- **Data Management**
  - From list processing for channel/product marketing to a Strategy Data Network
- **Decision Automation** (Operations)
  - From custom development for every type of decision to Strategy Software

Evolution: Analytic Technology

Profiling & Segmentation

Predictive Models or "Scores"

Multi-Dimensional Trade-Off Assessment

Strategy Science









Revolution: Strategy Science

- Strategy Science assigns optimized prospect or account actions based upon unique business constraints
- Systematically integrates
  - optimization software
  - decision modeling
  - implementation methodology
- Serves as a framework to leverage the maximum value from internal and external data and models

Evolution: Data Management


Product / Channel Decisions Using List Processing
Indexed Files
MCFI / Profile Database
Strategy Data Network
• Prospect A
• Prospect B
• ...
• ...
• Prospect Z

Revolution: Strategy Data Network

- Systematically integrates
  - in-house data sources
  - external data sources
  - via 'keyed' data architecture
- Serves as a framework to leverage the maximum value from internal and external data sources
- Links static legacy systems and dynamic data sources to enable real time decisioning

Evolution: Decision Automation

Custom Dev. for every Decision Type → Decision Mgmt. Software Applications → Platform Independent Decision Engines → **Strategy Software**



Acquire
Originate
Manage Acct.

Revolution: Strategy Software

- The means for deploying and improving automated customer decisions, across the enterprise
- Systematically integrates
  - Strategy Data Network
  - Strategy Science and predictive analytics
  - Automated decision control

The Enterprise Strategy Machine puts it all together


STRATEGY
SCIENCE
STRATEGY DATA
NETWORK
STRATEGY
SOFTWARE

Solid Revenue Growth


$M
$300
$200
$100
$0
$199M
$246M
$277M
$298M
$329M
1997
1998
1999
2000
2001

FairIsaac

Increasing Growth In Profits



$000
50
40
30
20
10
0
$21M
$24M
$30M
$32M*
$46M
1997
1998
1999
2000
2001
2.5
2
1.5
1
0.5
0
EPS

*Before restructuring & non-recurring charges.

FY01 Financial Summary

2001

- 67% growth in net income
- 10% revenue growth
- Cash and investments increased >65% to $155M; no debt
- > 35% increase in stockholders' equity

Our robust portfolio of analytic solutions falls into 4 segments

SCORING	STRATEGY MACHINES	CONSULTING	SOFTWARE & MAINTENANCE
Usage-based	**Usage-based Solutions**	**Hours-based**	**License fees**
• Credit bureau scores • On-line • Marketing • Account management	• TRIAD @ Process • Strategy Science • MarketSmart • LiquidCredit • TelAdaptive • ClickPremium • MyFico.com	• Business/ Integration/ Strategy • Custom & Pooled Models • Custom Decision Models for Strategy Science	• TRIAD • Decision System • StrategyWare • Strategy Designer

Revenue Guidance by Segments

Revenues ($M)	FY02
Scoring	$126M
Strategy Machines	140M-145M
Consulting	57M
Software & Maintenance	37M
TOTAL	**$360M - 365M**

*Guidance given on April 23, 2002.

Summary – Investment Thesis

- Broad-based portfolio of strategy solutions
- Solid financials—strong balance sheet, solid base of recurring revenue, strong earnings growth
- Blue-chip clients and partners
- Value-based product innovations—poised for growth

Fair Isaac

Fair, Isaac is the

preeminent provider of

creative analytics

that unlock value for

people, businesses and industries.

FairIsaac®

It's just a smarter way to do business™

Agenda

- » Welcome
- » HNC Software overview
- » Fair, Isaac & Co overview
- » **Break**
- » Combined company overview
- » Q & A
- » Reception

Panelists

- Larry Rosenberger VP, Analytics R & D, Fair, Isaac & Company
- Mark Pautsch Executive VP / CIO
- Michael Chiappetta EVP, Analytics, HNC Software
- Charles Nicholls EVP, Software Products, HNC Software

Agenda

- » Welcome
- » HNC Software overview
- » Fair, Isaac & Co overview
- » Break
- » Combined company overview
- » Q & A
- » Reception

Combined Company
OVERVIEW

Redefining the World of Business Analytics

FairIsaac

hnc software

Transaction Summary

- Stock-for-Stock merger
- Fixed exchange ratio of 0.346 FIC shares for each HNCS share
- $810 million transaction value
  - $22.18 per share (as of 4/26/02 close)
  - HNC Software to own 35% of the pro forma company
- Accretive to earnings in full fiscal year 2003
- Leadership
  - Tom Grudnowski, CEO
  - Integration led by both management teams
- 2 HNC Software directors or appointees to join Fair, Isaac Board
- Expected closing in 3rd Calendar Quarter 2002

Strategic Rationale

- Redefine the growing world of business analytics
- Consolidate expertise predictive technologies
- Leading technology platforms + best-of-breed products
- Greater depth across large verticals
- Combine the best minds in analytics:
  - Management
  - R&D
  - Sales & Marketing
- Increase shareholder value – accretive, strong balance sheet

Why this merger will succeed

- Similar scientific cultures
- Common strategic vision
  - shared desire to be *the* leading enterprise analytics company
- Leverage domain expertise to cross-sell
  - banks, telcos, insurance carriers
  - complementary products
- Complementary Technologies easier to integrate
  - neural networks, rules, scoring engines, strategy/decision engines, CAP, ESMA
- Business models well-aligned
  - high recurring revenue
- Consultative selling model on both sides permits rapid assimilation

Why Now

- The market for biz analytics is heating up
- No clear leader yet established
- Accelerates ability to innovate for growth
- Immediate cross-sell opportunities to kick start growth
- Better capitalize on the CRM/ERP/Supply chain success

HNC and Fair, Isaac Synergies

- Customers / Industry
- Products / Function
- Technology
- Markets / Geography

HNC and Fair, Isaac Synergies

- Customers / Industry
- Products / Function
- Technology
- Markets / Geography

Complementary Customers: Domain Expertise, Cross-sell Opportunities

	hnc software	Fair Isaac
Financial Services	20 of top 25 card issuers worldwide	65% of world's credit cards; 3 out of 4 US mortgages; 22 of the top 25 retail card issuers
Insurance	9 of 10 largest carriers > 400 customers	> 300 companies
Telecom	> 80 service providers worldwide	7 of top 10 US carriers
Other	Government, Healthcare	Retail

Complementary Customers in Key Vertical Markets

State Farm Insurance
AAA Mid-Atlantic
Fireman's Fund
A company of the Allianz Group

WorldCom
Sprint
verizon

BARCLAYS
Fleet
Banamex
BBVA Bancomer
GMAC Commercial Mortgage
Bank of America
HSBC
CHASE
Itaú Seguros
E*TRADE
Deutsche Bank
ROYAL BANK FINANCIAL GROUP
SMBC
SUMITOMO MITSUI BANKING CORPORATION
SAMSUNG DIGITall
everyone's invited
UNIBANCO
united california bank

BEST BUY.COM
MARKS & SPENCER
neckermann
the Picture people
Changing the face of portraits. Forever.
A HALLMARK COMPANY
TOWER RECORDS
Enterprise rent-a-car
Dillards.com

hnc software

Fair Isaac

HNC and Fair, Isaac Synergies

- Customers / Industry
- Products / Function
- Technology
- Markets / Geography

Product Synergy in Financial Services

	Targeting	Acquisitions	Account Mgt.	Fraud Mgt.	Marketing	Decisioning
hnc software	Marketing Services Provider	Decision Manager Decision Manager | ASP	Profitability Predictor	Fraud Manager	Cross Sell Optimizer Marketing Services Provider	Blaze Advisor
Fair Isaac	Bureau Scores Market Smart	Bureau Scores LiquidCredit	Bureau Scores TRIAD Stragegy Science		Market Smart	Decision System

Product Synergy in Insurance

	Targeting	Underwriting	Bill Review	Claims Management	Claims Fraud Detection	Claims Subrogation
hnc software		Decision Manager	Decision Manager Medical Bill Review	Decision Manager Claims MIRA Claims Advisor	Claims Advisor For Exception Management	Claims Advisor For Subrogation
FairIsaac	Bureau Scores MarketSmart	Bureau Scores ClickPremium Insurance Decision System				Decision System

Product Synergy in Telecommunications

	Targeting	Acquisitions	Account Mgt.	Fraud Mgt.	Decisioning
hnc software	Marketing Services	Decision Manager | ASP	Risk Manager	Fraud Manager Roamex	Blaze Advisor
FairIsaac	Bureau Scores MarketSmart	Bureau Scores	Bureau Scores TRIAD		Decision System

Other Synergies

	Customer Management
hnc software	Healthcare Government
FairIsaac	Retailer

HNC and Fair, Isaac Synergies

- Customers / Industry
- Products / Function
- Technology
- Markets / Geography

Technology Synergy

	Technologies	
hnc software	Critical Action Platform	Blaze Advisor
Fair Isaac	Enterprise Strategy Machine Architecture	Decision System

Critical Action Platform and Enterprise Strategy Machine Architecture

ESMA defines the optimized decisioning strategy…



Enterprise Strategy Machine Architecture
Components
Products
Critical Action Platform

…CAP is used to efficiently build, deploy, and manage

Simplified Enterprise Strategy Machine Architecture



Expert and Analyst Judgment
Customer Data
Enterprise Data Store
Strategy Data Network
Strategy Science
New Strategy
Business Operations
Strategy Software
Outcome
Customer
Customer Interaction

Critical Action Platform

- Powerful framework for deployment of real-time analytics and rules
- Complete analytics-decision-action lifecycle
- Pre-integrated, open technology suite



Enterprise Data
Online Data
Vendor Data
Customer Profiles
Data Connectivity
Expert Interfaces
Transaction Server
Analytic Modeling
Decision Management
Case Workers
Business Operations
Policy Makers
Software Developers
Scientists & Analysts

Critical Action Platform Update

- Current release 1.0 is being used internally for Falcon 5.0 build & development of new product lines
- Q3 release of CAP 1.1 achieves functional complete framework for building advanced analytic applications
- Development post CAP 1.1 will focus on integration with Fair, Isaac's Enterprise Strategy Machine Architecture
- Combined company will have one technology infrastructure underpinning its products.



Status
Confirmed Fraud
Fraud Block
Fraud Type
Approve with ID
Reported to FBI
Ready

hnc software

Fair Isaac

Blaze and Decision System

Decision System	*Blaze Advisor*
Sold to Business	Sold to IT
Generates Code	Engine based
Complex analysis	Rules management environment
Strategy Trees	If.then.else Rules
Data Driven Rules	Expert Judgement Driven Rules
Statistician manages rules	Business user manages rules
Direct sales only	Channels & Direct
20 customers @ $1m plus each	200 customers @ $200-300k each



Statistical
Policy based
Decision System
Blaze Advisor
Complexity of rules

Blaze and Decision System

- Combined strength of FI and HNC Rules products give:
  - Very strong leadership position in market
  - High volume and high complexity solutions
  - Combined customer base of 230 customers for decision software
  - Complementary sales channels



Business Rule Engine Market Magic Quadrant
Challengers
Leaders
Oracle
Sybase
Fujitsu/Amdahl
SilverStream
Magic
Fair Isaac
HNC/Blaze
CA
ILog
Pegasystems
Ability to Execute
Savvion
Usoft
Q-Link
Sapiens
BsoftB
MBA
Rules Machine
Tenfold
EasyBase
Versata
MindBox
Haley
Clear Tech
Elity
ESI
Synthean
Corticon
Cogito
Entreon
As of January 2002
Niche Players
Visionaries
Completeness of Vision
Inference-driven vendors in red

Source: Gartner Research

Technology Synergy Benefits

- Key benefits to the combined company
  - Faster time-to market
  - One core functional software code
  - Encapsulates and productizes analytic science
- Key benefits to the customer
  - One infrastructure across multiple applications
  - Exploits modern, open (J2EE) infrastructure investments
  - Web-based applications enable new business processes

HNC and Fair, Isaac Synergies

- Customers / Industry
- Products / Function
- Technology
- Markets / Geography

Geographic Synergy



Geographic Synergy


EMEA
50
Latin America
4
Asia Pacific
20

Geographic Synergy

hnc Fair Isaac


EMEA
50 + 100
Asia Pacific
20 + 8
Latin America
4 + 25

Geographic Synergy

- Sales, Customer Implementation, Support
- Direct Sales coverage of Japan, Korea, Singapore
- Established distributors in China, Malaysia, Taiwan, Korea, Australia, New Zealand
- Ability to cross sell customers and products

Asia Pacific
28

Geographic Synergy

- hnc
- FairIsaac



Latin America
29

- Sales, Analytic, Customer Implementation, Support
- Ability to cross sell customers and products

Geographic Synergy

hnc ■ FairIsaac ■


EMEA
150

- Sales, Analytic, Customer Implementation, Support and ASP Delivery
- Direct Sales coverage of UK, Spain, Netherlands, Germany, France, South Africa
- Marketing Services ASP - jumpstarts Netsourced TRIAD and LiquidCredit deployments
- Move to common technology platform
- Ability to cross sell customers and products

Synergy Summary

- Complementary customers fuel immediate cross-sell opportunities
- Products well matched to create broader solution footprint
- Technologies combined to form best-of-breed solutions
- Skills / capabilities to create greater scale

Financials

Solid Revenue Growth

$M



$400
$300
$200
$100
$0
$199M
$246M
$277M
$298M
$329M
1997
1998
1999
2000
2001

Increasing Growth In Profits



$000
50
40
30
20
10
0
$21M
$24M
$30M
$32M*
$46M
1997
1998
1999
2000
2001
2.5
2
1.5
1
0.5
0
EPS

*Before restructuring & non-recurring charges.

critical action | advanced science™

Historical Revenues and Earnings


Earnings
Revenue
CAGR 44%
Millions
250
200
150
100
50
0
25
40
83
124
148
195
227
3
3
16
20
18
9
20
1995
1996
1997
1998
1999
2000
2001

Source - 10K in year of filing

Combined Company
FINANCIALS

Product Mapping

SCORING	STRATEGY MACHINES	CONSULTING	SOFTWARE & MAINTENANCE
Usage-based	Usage-based solutions	Hours-based	License fees
Credit bureau scores	TRIAD	Business/ Integration/ Strategy	TRIAD
On-line / Origination	Myfico.com	Custom & Pooled Models	Decision System
Marketing	Strategy Science	Custom Decision Models for Strategy Science	StrategyWare
Account management	MarketSmart		Strategy Designer
	LiquidCredit		Blaze
	Risk Suite – eg. Fraud Manager		
	Opportunity Suite – eg. Cross Sell Optimizer		
	Efficiency Suite – eg. Decision Manager		

hnc software

Fair Isaac

Pro Forma Revenue Segments – LTM 3/31/02

	hnc software	FairIsaac	Combined Pro Forma
Scoring	-0-	$120M	$120M
Strategy Machines	180M	133M	313M
Consulting	27M	54M	81M
Software & Maintenance	21M	36M	57M
TOTAL	**$228M**	**$343M**	**$571M**

Headcount

	hnc software	Fair Isaac	Combined Pro Forma
Sales	95	86	181
Engineering & Development	519	592	1,111
Services & Support	363	583	946
Corporate Services	220	225	445
TOTAL	**1,197**	**1,486**	**2,683**

Based upon March 31, 2002 data

Revenue Model

HNC


Consulting
17%
One Time
License
13%
Recurring
70%

FICO


Consulting
16%
One Time
License
9%
Recurring
75%

Combined


Consulting
16%
One Time
License
11%
Recurring
73%

Based on FY 2002 Pro Formas

Revenue Vertical


HNC
Financial Services 50%
Telecom 14%
Gov't 1%
Retail 0%
Insurance 35%


FICO
Financial Services 85%
Gov't 0%
Insurance 5%
Retail 8%
Telecom 2%


Combined
Financial Services 70%
Gov't 1%
Insurance 17%
Retail 5%
Telecom 7%

Revenue By Geography

HNC



LAC
2%
APAC
6%
CANADA
3%
EMEA
9%
US
80%
20% Non-US

FICO



LAC
3%
APAC
3%
CANADA
4%
EMEA
8%
US
82%
18% Non-US

Combined



LAC
2%
APAC
4%
CANADA
4%
EMEA
8%
US
81%
19% Non-US

Based on FY 2001 actuals

Cost Synergies

- Categories
  - 30% Product Delivery
  - 10% Technology Consolidation
  - 15% Sales Mgt
  - 45% Corp Services
- Headcount
  - 110 Product Delivery
  - 20 Technology Consolidation
  - 30 Sales Mgt
  - 90 Corp Services



$7
$9
$9
$10
= $35M
Combined Savings Per Quarter
5
4
3
2
1
0
Q1
Q2
Q3
Q4
2003
Product Delivery
Technology Consolidati
Sales Mgt
Corporate Services

Financial Impact

($ in Millions, except EPS)	hnc software	Fair Isaac	Pro Forma
FY03 Revenue (a)	$287	$402	$689
FY03 EPS (a)(b)		$2.77	Cash / GAAP $3.04 / $2.85
Accretion (b)			10% / 3%
LTM Revenue (c)	$228	$343	$571
LTM EBITDA (c)	$28	$111	$139
EBITDA Margin (c)	12%	32%	24%

(a) Revenue and EPS estimates for Fair, Isaac's fiscal year ending 9/30 based on First Call as of 4/26/02
(b) Cash EPS excludes amortization of identified intangibles resulting from this transaction
(c) Financial results for the twelve months ended 3/31/02

Balance Sheet

	hnc software	Fair Isaac	Combined	Forecast at close
Assets:				
Cash & Equivalents	308	182	490	500
PP&E	22	48	70	64
Other Intangibles	121	10	130	523
Other Assets	127	115	242	235
	577	355	932	1,322
Liabilities:				
Convertible Note	150	---	150	150
Other Liabilities	41	49	90	132
Shareholders' Equity	386	306	692	1,040
	577	355	932	1,322

"Combined" is each company's March 31, 2002 Balance Sheets

Cash Flow

	In Millions	
Beginning Balance at Close	$530	
Transaction Costs	(30)	
Cash Post Transaction	$500	$13/share
Operating Cash - 2003	80	
Synergy Cost Savings	35	
Interest Income	20	
Interest Expense	(10)	
Forecasted Cash 2003	$625	

hnc software

Fair Isaac

Financial Summary

- Combined 03 Revenues of nearly $700m
- Strong Balance Sheet, combined Cash $500m
- Stable Revenue Model, 75+% Recurring Revenue
- Good Geographic Mix
- Positive Cash Flow, $100m forecasted 2003

Analyst
VALIDATION

FairIsaac.

hnc software

Industry Analyst Commentary on the Merger

"We feel that this transaction is a good move for both companies. Without a doubt, the combined entity is stronger than the parts. We would say that 1 + 1 = 3."

Bill Bradway, CEO,
Meridien Research

Industry Analyst Commentary on the Merger

"I think this is a big positive for both firms. The combination of analytics, scorecard technology, ubiquity and statistical coverage seems to be a slam dunk for both firms."

Ted Iacobuzio, Director of Research – Consumer Credit, TowerGroup

Industry Analyst Commentary on the Merger

"The combined product offerings should allow CRM to deliver more quickly on its promises."

Jamie Bisker, Director of Research – Insurance, TowerGroup

Industry Analyst Commentary on the Merger

"Increasingly, financial services providers seek to integrate risk and fraud analytics into their customer relationship management products. This merger will broaden Fair Isaac and HNC's analytic offerings to better meet CRM requirements."

Gartner Group FirstTake
Kimberly Harris, Kimberly Collins, Avivah Litan, Jim Sinur, Richard De Lotto, Mary Knox

Industry Analyst Commentary on the Merger

"This is a big deal for anyone who is interested in the high-end analytics space. It's very complementary for both firms– clearly creates THE leader in high-end analytical solutions."

Allen Bonde, President,
Allen Bonde Group

Industry Analyst Commentary on the Merger

"This definitely brings together two strong companies with strong technology and good ideas. The merger has a lot of potential to be very positive for the industry."

Kathleen Khirallah, Senior Analyst – Retail Banking, TowerGroup

Agenda

- Welcome
- HNC Software overview
- Fair, Isaac & Co overview
- Break
- Combined company overview
- Q & A
- Reception

FairIsaac

Investor BRIEFING

MAY 9, 2002
OMNI HOTEL ◦ 500 CALIFORNIA STREET
SAN FRANCISCO, CA

hnc software

Forward Looking Statements

This news release contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of future product offerings, expected synergies, timing of closing, execution of integration plans and increases in shareholder value as a result of the merger, are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies, or achieve planned synergies; and other risks that are described from time to time in Fair, Isaac's SEC reports (including but not limited to its annual report on Form 10-K for the year ended September 30, 2001, and subsequently filed reports); and other risks that are described from time to time in HNC's SEC reports (including but not limited to its annual report on Form 10-K for the year ended December 31, 2001, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Fair, Isaac's and HNC's results could differ materially from Fair, Isaac's and HNC's expectations in these statements. Fair, Isaac and HNC assume no obligation and do not intend to update these forward-looking statements.

Additional Information About the Merger and Where to Find It

Fair, Isaac and HNC intend to file with the Securities and Exchange Commission a joint proxy statement/prospectus and other relevant materials in connection with the merger. The joint proxy statement/prospectus will be mailed to the stockholders of Fair, Isaac and HNC. Before making any voting or investment decision with respect to the merger, investors and stockholders of Fair, Isaac and HNC are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Fair, Isaac, HNC and the merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Fair, Isaac and HNC with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and stockholders of Fair, Isaac may obtain free copies of the documents filed with the SEC by Fair, Isaac by contacting Fair, Isaac Investor Relations, 200 Smith Ranch Road, San Rafael, CA 94903-5551, 415-492-5309. Investors and stockholders of HNC may obtain free copies of documents filed with the SEC by HNC by contacting HNC Investor Relations, 5935 Cornerstone Court West, San Diego, CA 92121, 858-546-8877.

Fair, Isaac, HNC and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Fair, Isaac and HNC in favor of the merger. Information concerning the interests of Fair, Isaac's executive officers and directors in the merger, including their ownership of Fair, Isaac common stock, is contained in its Proxy Statement for its Annual Meeting of Stockholders held on February 5, 2002 and will be contained in the joint proxy statement/prospectus when it becomes available. Information concerning the interests of HNC's executive officers and directors in the merger, including their ownership of HNC common stock, is contained in its Proxy Statement for its Annual Meeting of Stockholders to be held on May 28, 2002 and will be contained in the joint proxy statement/prospectus when it becomes available. Copies of such Proxy Statements may be obtained without charge at the SEC's web site at www.sec.gov.